UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2008
Commission File Number:  001-32000
JED Oil Inc.
(Translation of registrant’s name into English)
1601 – 15th Avenue
Didsbury, Alberta T0M 0W0
Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS
     On March 31, 2008 the Issuer filed financial statements, including the notes thereto and the Report of the Auditors thereon, for the twelve months ended December 31, 2007, and Management’s Discussion and Analysis for the twelve months ended December 31, 2007, with the Securities Commissions in the provinces of Alberta, British Columbia, Saskatchewan and New Brunswick. The documents attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333‑128711).

Exhibit	Description

99.1	Financial statements, including notes and the Report of the Auditors, for the twelve months ended December 31, 2007

99.2	Management’s Discussion and Analysis for the twelve months ended December 31, 2007

99.3	Form 52-109F1 — Certification of Annual Filings — CEO

99,4	Form 52-109F1 — Certification of Annual Filings — CFO

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  March 31, 2008
JED Oil Inc.
(Registrant)
By:
(signed)  “Marcia L. Johnston”

Marcia L. Johnston, q.c.
Vice-President Legal & Corporate Affairs

EXHIBIT INDEX

Exhibit	Description

99.1	Financial statements, including notes and the Report of the Auditors, for the twelve months ended December 31, 2007

99.2	Management’s Discussion and Analysis for the twelve months ended December 31, 2007

99.3	Form 52-109F1 — Certification of Annual Filings — CEO

99.4	Form 52-109F1 — Certification of Annual Filings — CFO